Exhibit 21.1

SUBSIDIARIES

SUBSIDIARY	JURISDICTION OF INCORPORATION
Ocean Biomedical Holdings, Inc. (formerly Ocean Biomedical, Inc.)	Delaware
Ocean ChitofibroRx Inc. (1)	Delaware
Ocean ChitoRx Inc (1)	Delaware
Ocean Sihoma Inc. (1)	Delaware
Ocean Promise, Inc. (1)	Delaware

(1) Wholly owned subsidiary of Ocean Biomedical Holdings, Inc.